Contact

www.linkedin.com/in/andy-taylor-385a06b5 (LinkedIn)

Top Skills

Biomedical Engineering
Public Speaking
Leadership

Honors-Awards

Abrams Scholar

Andy Taylor

COO at VitalFlo
Clayton, North Carolina, United States

Summary

Experienced leader combining business savvy and technical expertise to develop innovative medical technologies and drive the growth of life science organizations that increase access to quality healthcare.

Experience

VitalFlo

3 years 10 months

Chief Operating Officer
April 2022 - Present (7 months)
Raleigh, North Carolina, United States

VitalFlo creates clinically validated tools, accessible to all, to proactively monitor chronic respiratory disease. We use the latest clinical research, behavioral science, and environmental science to empower patients to take charge of their health with a simple, intuitive experience. With our predictive analytics and data-driven insights, VitalFlo supports provider teams in making efficient, effective clinical decisions. As Chief Operating Officer, my responsibilities include:

• Partnering with the CEO and the Board of Directors to set quarterly milestones for the organization that optimize company performance and align the organization towards growth.
•Managing department leads, their metrics and accountability, and their professional growth.
• Designing and implementing company strategies, policies, and procedures
• Leading the Finance function including long-term financial planning and forecasting, managing company burn, and revenue growth targets.
• Leading Human Resources initiatives including hiring, benefits administration, performance goals and reviews, and company HR policy.
• Presenting finance & operations metrics to the Board of Directors at Board Meetings and providing the Board with a clear and compelling plan of operations

• Measuring and mitigating organizational risk while developing VitalFlo's regulatory and compliance infrastructure, including HIPAA and FDA compliance.

Vice President of Operations & Finance
September 2020 - April 2022 (1 year 8 months)
Raleigh, North Carolina, United States

VitalFlo creates clinically validated tools, accessible to all, to proactively monitor chronic respiratory disease. We use the latest clinical research, behavioral science, and environmental science to empower patients to take charge of their health with a simple, intuitive experience. With our predictive analytics and data-driven insights, VitalFlo supports provider teams in making efficient, effective clinical decisions. As VP of Operations & Finance, my responsibilities include:

• Leading VitalFlo's regulatory and compliance infrastructure including the administration of VitalFlo's quality management system. This includes building and leading the internal and external teams needed in this effort.
• Partnering with the CEO on Company financial matters including long-term financial planning and forecasting.
• Partnering with the VP of Product & Engineering on Security and System Administration functions including matters related to HIPAA compliance, cybersecurity and quality assurance
• Overseeing all financial matters related to bookkeeping, payroll, taxes, grant administration, and reporting.
• Leading and managing VitalFlo's Customer Success Team.
• Self-educating in the skillsets required for the above duties.
• Working with VitalFlo team members to (i) develop products and roadmaps to delight our customers, (ii) solve important problems related to customer discovery and retention, and (iii) identify new opportunities for revenue growth

Director Of Operations
October 2019 - September 2020 (1 year)
Raleigh-Durham, North Carolina Area

Operations Engineer
January 2019 - September 2019 (9 months)
Raleigh-Durham, North Carolina Area

The Medical Innovators Collaborative (MEDIC)
Co Founder & President
May 2016 - December 2018 (2 years 8 months)

The Frontier in RTP, 800 Park Offices Drive, Research Triangle Park, NC 27709

Founded The Medical Innovators Collaborative (MEDIC), a not for profit organization dedicated to bridging the gap in medical device development. Evaluated early-stage innovators and start-ups to assess technology feasibility and market opportunity. Paired these partners with local student teams to complete product development and market assessment related projects, accelerating local innovative technologies and companies while providing local students with meaningful internships and professional development opportunities.

• Obtained $85,000 in seed funding through a grant from a local partner to found the organization.
• Maintained a portfolio of eight early-stage medical device and digital health technologies which we propelled toward commercialization.
• Managed >30 student interns from three universities on development projects, providing them with valuable experiences to further their careers.
• Built partnerships with two large medical technology companies in the area to further support the mission.
• Managed relationships with a diverse network of community partners consisting of design, engineering, regulatory, reimbursement, and business development experts providing >$500,000 worth of resources towards the mission.
• Organized and ran a 3 month long global health innovation boot camp in partnership with Triangle Global Health Consortium with 30 students and young professionals participating.

Washington Elementary Boys and Girls Club
Tutor
October 2014 - December 2017 (3 years 3 months)
Raleigh-Durham, North Carolina Area

Developed teaching skills through tutoring a student through 4th, 5th, and 6th grade. Primarily tutored in mathematics and reading. The student I worked with was originally at constant risk of being held back in school, but throughout the course of tutoring, he developed a love for learning and is now a top tier student.

NCSU Cell Mechanics Laboratory
2 years 8 months

Lab Manager

October 2015 - August 2016 (11 months)
Raleigh-Durham, North Carolina Area

Managed the Cell Mechanics Laboratory, a large laboratory at a tier one research institution that consisted of researchers in two different States and three different countries. The Cell Mechanics Laboratory investigates the effects of mechanical, chemical, and electrical stimuli on adult stem cell function and differentiation with the long-term goal of engineering musculoskeletal tissues for in vivo applications.

• Ensured efficient operation of the facility to sustain the research projects of 12 researchers and students.
• Performed research in the area of regenerative medicine with a focus on developing novel material applications for the development of osteochondral and muscular tissue as well as the effects of microgravity on the development of chondrocytes.
• Obtained authorship on 1 published paper, 1 pending publication, and 5 conference presentations and posters.
• Maintained >$250,000 of equipment through extensive use between our lab and others.
• Maintained operations of the lab through a tough transition as the Principal Investigator moved out of state for a new position and the previous lab manager moved out of the country.
• Advanced in the lab from a research intern to the lab manager in less than two years.

Research Assistant
January 2014 - October 2015 (1 year 10 months)

Gained experience in cell culture and tissue engineering lab techniques. Worked with human adipose derived stem cells in a variety of musculoskeletal tissue engineering projects. Worked full time in the lab over the summer of 2014 and continued working throughout the rest of my undergraduate career before being promoted to Lab Manager.

North Carolina State University
8 months

Instructor
January 2016 - May 2016 (5 months)
Raleigh-Durham, North Carolina Area

The aim of the course is to give students their first experience in developing novel medical technologies through interviewing stakeholders to identify problems and opportunities, defining user needs statements, and brainstorming & developing solutions to those needs.

• Taught ~60 junior level biomedical engineering students.
• Developed all lecture content for the course and gave lectures once a week.
• Utilized my extensive network to bring in high quality guest lecturers.
• Revamped the main project of the class to provide a more valuable experience to the students.

Teaching Assistant
October 2015 - December 2015 (3 months)

I was the teaching assistant for the Tissue Engineering Technologies (BME483/583) course through the joint biomedical engineering department at UNC and NC State. In this course, the students go through the process of growing living skin equivalents (LSEs) by growing a co-culture of human dermal fibroblasts and human keratinocytes on a collagen gel matrix. As TA I was responsible for setting up the weekly labs as well as take care of the students cells and experiments between classes. During class I would help troubleshoot any problems the students were having with experiments. This experience really opened my eyes to all of the work that goes into planning lab courses such as this as well as making me more efficient in planning my time.

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Education

North Carolina State University
Bachelor of Science (B.S.), Biomedical Engineering · (2011 - 2015)